December 13, 2007

Mr. Tim Buchmiller
Senior Attorney
U.S. Securities and Exchange Commission
Division of Corporation Finance
Mail Stop 6010
100F Street, N.E.
Washington, DC  20549

Re:  SEC Comment Letter Dated November 29, 2007
     Regarding Definitive Proxy Statement
     (File No.  001-03215)


Dear Mr. Buchmiller:

     This is to confirm our conversation last week regarding our response to the above-captioned letter. In your letter you requested that we respond to your comments by December 13, 2007 or tell you by that date when we will provide you a response. As I explained, we received your letter two days after the Compensation and Benefits Committee of our Board of Directors last met. That Committee is not scheduled to meet again until late January, and it may be difficult to convene a special meeting during the holidays. Since we feel it is important that we discuss our response to the SEC's comments with the Committee, we plan to submit our response by the end of January. We will respond earlier if we are in a position to do so. Please let me know if that causes any concern for the SEC.

     If you would like to discuss this further, please call either Doug Chia, our Senior Counsel and Assistant Corporate
Secretary at 732-524-3292,or me at 732-524-2452.

                         Very truly yours,

                         /s/ Steven M. Rosenberg

                         Steven M. Rosenberg

cc:  W.C. Weldon
     R.C. Deyo
     D.K. Chia